SEC file number 1-15178

02045826

6/30/02

RECD S.E.C.

JUL 15 2002

1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 24 June 2002

pp **M C FARRELL**
COMPANY SECRETARY

Steel Industry Safeguard Action

Auckland, 21 June 2002. A joint government and industry group has been established to monitor steel imports into New Zealand. This comprises the Ministry of Foreign Affairs, Department of Economic Development, the Customs Department, the Engineers Union, NZ Steel and Pacific Steel, as a response to the USA recent Section 201 action.

The introduction in March of severe tariff protection on steel imported into the USA has triggered a flow-on effect on many countries taking actions to protect their local steel industries. New Zealand is the 25th country to implement some form of monitoring body or tariff increases.

Pacific Steels' General Manager, Alan Pearson, stated "the establishment of such a body is a very positive step. The international steel community is currently in a state of flux with some 16 million tonnes of steel displaced from USA markets and looking for an alternative home. The New Zealand domestic steel market is approximately 500,000 tonnes and any predatory action by an offshore steel producer could have adverse repercussions for the NZ steel industry, which employs either directly or indirectly over 6000 people".

Pacific Steel this year celebrates 40 years of producing reinforcing steel, wire rod and small sections. Over 200,000mt of scrap is recycled through the Otahuhu plant each year.

Mr Pearson stated that "Pacific Steel is very proud of its history and the fact that for 40 years we have provided an essential service to New Zealand by recycling scrap and manufacturing steel for the construction, manufacturing and farming sectors. The establishment of this taskforce will enable New Zealand to monitor the importation of steel with the view of responding rapidly to any behaviours or practices considered detrimental to New Zealand's steel industry interest".

End